SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 2 2008

08033017

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED
DIVISION OF MARKET REGULATION
JUN 5 2008
SECURITIES AND EXCHANGE COMMISSION
BOSTON REGIONAL OFFICE

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK BUCIAK DBA MB Financial Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

193 Dowd St.
(No. and Street)

Newington, CT. 06111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK BUCIAK 860-675-7723
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anthony Bafundo
(Name – *if individual, state last, first, middle name*)

45 East Cedar St. Newington CT. 06111
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 1 2 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK BUCIAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK BUCIAK DBA MB Financial Services, as of MAY 28, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Principal
Title

[signature: Cynthia A. Arthur]
Notary Public

CYNTHIA A. ARTHUR, Notary Public
My Commission Expires September 30, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.J. Bafundo and Company, LLC
Certified Public Accountants

Anthony J. Bafundo, C.P.A.
Peter W. Johns, C.P.A.
Steven A. Bafundo, C.P.A.

Members of
American Institute of Certified Public Accountants
Connecticut Society of Certified Public Accountants

Mark Buciak
dba MB Financial Services
Newington, Connecticut

In planning and performing our audit of the financial statements and supplemental schedules of Mark Buciak, dba MB Financial Services (a sole proprietorship), for the year ended December 31, 2007, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commissions (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exempted provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with managements' authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Cedar Street Professional Building
45 East Cedar Street, Newington, Connecticut 06111 • Telephone (860) 666-8468 • Fax (860) 666-4008

Because of internal limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended for the use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

A. J. Bafundo & Company, LLC

Newington, Connecticut
May 28, 2008

A.J. Bafundo and Company, LLC
Certified Public Accountants

ANTHONY J. BAFUNDO, C.P.A.
PETER W. JOHNS, C.P.A.
STEVEN A. BAFUNDO, C.P.A.

MEMBERS OF
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CONNECTICUT SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

May 20, 2008

Mark S. Buciak, dba
MB Financial Services
193 Dowd Street
Newington, CT 06111

Dear Mr. Buciak:

We are pleased to confirm our understanding of the services we are to provide for Mark Buciak, dba MB Financial Services, for the year ended December 31, 2007.

We will audit the statement of financial condition of Mark Buciak, dba MB Financial Services, as of December 31, 2007, and the related statements of income, changes in sole proprietor's capital, comprehensive income and cash flows for the year then ended. Also, the documents we submit to you will include the schedule 1of net capital computation as required by the United States Securities and Exchange Commission pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17(a)-5 thereunder.

The objective of our audit is the expression of an opinion about whether your financial statements are fairly presented, in all material respects, in accordance with U.S. generally accepted accounting principles. Our audit will be conducted in accordance with U.S. generally accepted auditing standards and will include tests of your accounting records and other procedures we consider necessary to enable us to express such an opinion. If our opinion is other than unqualified, we will fully discuss the reasons with you in advance. If, for any reason, we are unable to complete the audit or are unable to form or have not formed an opinion, we may decline to express an opinion or to issue a report as a result of this engagement.

Our procedures will include tests of documentary evidence supporting the transactions recorded in the accounts, tests of the physical existence of inventories, and direct confirmation of receivables and certain other assets and liabilities by correspondence with selected customers, creditors and financial institutions. We will request written representations from your attorneys as part of the engagement, and they may bill you for responding to this inquiry. At the conclusion of our audit we will request certain written representations from you about the financial statements and related matters.

Cedar Street Professional Building
45 EAST CEDAR STREET. NEWINGTON. CONNECTICUT 06111 • TELEPHONE (860) 666-8468 • FAX (860) 666-4008

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements; therefore, our audit will involve judgment about the number of transactions to be examined and the areas to be tested. We will plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether from (a) errors, (b) fraudulent financial reporting, (c) misappropriation of assets, or (d) violations of laws or governmental regulations that are attributable to the entity or to acts by management or employees acting on behalf of the entity.

Because an audit is designed to provide reasonable, but not absolute, assurance and because we will not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us. In addition, an audit is not designed to detect immaterial misstatements or violations of laws or governmental regulations that do not have a direct and material effect on the financial statements. However, we will inform you of any material errors that come to our attention, and we will inform you of any fraudulent financial reporting or misappropriation of assets that comes to our attention. We will also inform you of any violations of laws of governmental regulations that come to our attention, unless clearly inconsequential. Our responsibility as auditor's is limited to the period covered by our audit and does not extend to any later periods for with we are not engaged as auditors.

Our audit will include obtaining an understanding of the entity and its environments, including internal control sufficient to assess the risks of material misstatement of the financial statements and to design the nature, timing, and extent of further audit procedures. An audit is not designed to provide assurance on internal control or to identify deficiencies in internal control. However, during the audit, we will communicate to you and those charged with governance internal control related matters that are required to be communicated under professional standards.

You are responsible for establishing and maintaining internal controls, including monitoring ongoing activities; for the selection and application of accounting principles; and the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with U.S. generally accepted accounting principles. You are also responsible for management decisions and functions; for designating and individual with suitable skill knowledge, or experience to oversee the tax services and any nonattest services we provide; and for evaluating the adequacy and results of those services and accepting responsibility for them. We will advise you with regard to tax positions taken in the preparation of the tax returns, but the responsibility for the tax returns remains with you.

You are responsible for making all financial records and related information available to us and for the accuracy and completeness of that information. Your responsibilities include adjusting the financial statements to correct material misstatements and confirming to us in the management representation letter that the effects of any uncorrected misstatement aggregated by us during the current engagement and pertaining to the latest period presented are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

You are responsible for the design and implementation of programs and controls to prevent and detect fraud, and for informing us about all known or suspected fraud affecting the company involving a) management, b) employees who have significant roles in internal control, and c) others where the fraud could have a material effect on the financial statements. Your

responsibilities include informing us of your knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others. In addition, you are responsible for identifying and ensuring that the entity complies with applicable laws and regulations.

We understand that you will prepare all cash, accounts receivable, and other confirmations we request and will locate any documents selected by us for testing.

We expect to begin our audit in May 20, 2008, and to complete your information returns and issue our report no later than May 31, 2008.

Our fees for these services will be based on the actual time spent at our standard hourly rates, plus travel and other out-of-pocket costs such as report production, typing, postage, etc. Our standard hourly rates vary according to the degree of responsibility involved and the experience level of the personnel assigned to your audit. Our invoices for these fees will be rendered each month as work progresses and are payable on presentation. In accordance with our firm policy, work may be suspended if your account becomes sixty days or more overdue and will not resume until your account balance is paid in full. It is understood that our fees will be a maximum of $1,500 plus expenses (postage etc.) based on anticipated cooperation from you and the assumption that unexpected circumstances will not be encountered during the audit. If significant additional time is necessary, we will keep you informed or any problems we encounter and our fees will be adjusted accordingly.

We appreciate the opportunity to be of service to you and believe this letter accurately summarizes the significant terms of our engagement. If you have any questions, please let us know. If you agree with the terms of our engagement as described in this letter, please sign the enclosed copy and return it to us.

A. J. Bafundo & Company, LLC

A. J. Bafundo & Company, LLC

Newington, Connecticut

Response: This letter correctly sets forth the understanding of Mark S. Buciak, dba MB Financial Services.

Signature ____________________

Title Principal

Date 5/23/08

A.J. Bafundo
and Company, LLC
Certified Public Accountants

Anthony J. Bafundo, C.P.A.
Peter W. Johns, C.P.A.
Steven A. Bafundo, C.P.A.
Members of
American Institute of Certified Public Accountants
Connecticut Society of Certified Public Accountants

Mark Buciak
dba MB Financial Services

Audited Financial Statements

December 31, 2007

Cedar Street Professional Building
45 East Cedar Street, Newington, Connecticut 06111 • Telephone (860) 666-8468 • Fax (860) 666-4008

Table of Contents

A.J. Bafundo and Company, LLC
Certified Public Accountants

Anthony J. Bafundo, C.P.A.
Peter W. Johns, C.P.A.
Steven A. Bafundo, C.P.A.

Members of
American Institute of Certified Public Accountants
Connecticut Society of Certified Public Accountants

Independent Auditors' Report

To the Owner
Mark Buciak
Dba MB Financial Services
Newington, Connecticut

We have audited the accompanying statement of financial condition of Mark Buciak, dba MB Financial Services (a sole proprietorship), as of December 31, 2007 and the related statements of income, expenses, changes in proprietor's capital, comprehensive income and cash flows for the year ended December 31, 2007 which you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the sole proprietor. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and Government Auditing Standards issued by the Comptroller General of the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Buciak, dba MB Financial Services, as of December 31, 2007. They accurately reflect the results of its operations, the changes in partners' equity (deficit) and its cash flow for the year then ended in conformity with accounting principles generally accepted in the United State of America. In regards to MB Financial Services and our audit for 2007 we found no differences between our audit and the computation of net capital reported by MB Financial Services previously on their focus report part IIA17a-5(a).

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented in Schedule 1 is strictly for additional analysis and is required by rule 17a-5 under the Securities Exchange Act of 1934.

A. J. Bafundo & Company, LLC

A.J. Bafundo & Company, LLC

Newington, Connecticut
May 28, 2008

Cedar Street Professional Building
45 East Cedar Street, Newington, Connecticut 06111 • Telephone (860) 666-8468 • Fax (860) 666-4008

Mark Buciak
dba MB Financial Service
Statement of Financial Condition
For Year Ended, December 31, 2007

Assets		
Cash		$ 8,486.16
Accounts Receivable		-
Securities Owned		41,000.00
Computer, furniture and equipment at cost	$ 6,500.00	
Less: accumulated depreciation	6,500.00	-
Total Assets		$ 49,486.16
Sole Proprietors capital		
Mark Buciak, capital		$ 49,486.16

See accompanying notes and accountants' report.

Mark Buciak
dba MB Financial Services
Statement of Income, Expenses and Changes in Proprietors' Capital
For Year Ended, December 31, 2007

Income		
Commissions and fees	$ 10,467.31	
Interest earned	11.11	
FINRA rebate	332.00	
FINRA special member payment	35,000.00	
Total Income		$ 45,810.42
Expenses		
Accounting fees	$ 550.00	
FINRA dues	162.00	
FINRA renewal RIA	230.00	
FINRA renewal board	150.00	
Professional conference fees	150.00	
Securities fees - Murtha Cullian, LLP	65.00	
Treasurer State of Connecticut fee	80.00	
Total Expenses		1,387.00
Net Income		$ 44,423.42
Mark Buciak's Capital, January 1, 2007		49,062.74
Contributions		-
Distributions		(44,000.00)
Mark Buciak's Capital, December 31, 2007		$ 49,486.16

See accompanying notes and accountants' report.

Mark Buciak
dba MB Financial Services
Statement of Comprehensive Income
For Year Ended, December 31, 2007

	$ 44,423.42
Net Income	
Other Comprehensive Income	$ -
No changes in securities value owned	
Total Revenue for the Year	$ 45,810.42

See accompanying notes and accountants' report.

Mark Buciak
dba MB Financial Services
Statement of Cash Flows
For Year Ended, December 31, 2007

Cash Flows from Operating Activities		
Cash received from customers and rebate	$ 45,799.31	
Cash paid for expenses	(1,387.00)	
Interest Income	11.11	
Net Cash Provided By (Used By) Operating Activities		$ 44,423.42
Cash Flows from Financing Activities		
Cash contributed from proprietor	$ -	
Distribution to proprietor	(44,000.00)	
Net Cash Provided By (Used By) Financing Activities		(44,000.00)
Net Increase(Decrease) in cash and cash equivalents		$ 423.42
Cash and cash equivalents, beginning January 1		8,062.74
Cash and cash equivalents, ending December 31		$ 8,486.16

Supplemental Schedule of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ -
Taxes	$ -

See accompanying notes and accountants' report.

Mark Buciak
Dba MB Financial Services
Notes to Financial Statements
December 31, 2007

Nature of Operations

Mark Buciak, dba MB Financial Services, a sole proprietorship, is a non-clearing broker dealer who does not have custody of client funds. MB Financial Services is a member of the Financial Industry Regulatory Authority (FINRA). MB Financial Services provides broker dealer services to local clients. The majority of revenue is generated from fees charged from sale or exchange of securities. MB Financial Services started operations in 1997.

Accounting Policies

The accounting policies followed by the proprietorship conform to the generally accepted accounting principles of the United States of America. The policies affecting the determination of the financial position, cash flows and results of the operation for the year are summarized below.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted account principles requires Mark Buciak to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on best knowledge of current events and actions taken, actual results ultimately may differ from the estimates.

Computer, Furniture and Equipment

Property and equipment are valued as cost less accumulated depreciation. Depreciation is computed using the double declining balance method for 5 & 7 years. There is zero depreciation expense for the year 2007.

Federal Income Taxes

Federal income taxes of a proprietor is computed on their total income from all sources, so accordingly, no provision for income tax is made in these statements.

Cash Equivalents

Cash equivalents are temporary investments which are readily convertible to cash in three months of less.

Securities

The company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at cost value on the balance sheet in current assets.

Cash

As of December 31, 2007 the cash balance was $8,486.16 and resides in a checking account.

Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, Mark Buciak, dba MB Financial Services was required to maintain a minimum net capital of $5,000.00. At December 31, 2007 the proprietor had a net capital of $8,486.16.

Related Parties

Mark Buciak, dba MB Financial Services shares a home office with Mark Buciak, dba MB & Associates, a registered investment advisor company providing investment management services and insurance sales. MB Financial Services and MB & Associates pays all occupancy costs associated with the office.

Securities

At December 31, 2007, the company held the following securities:

Long-term available for sale: NASDAQ stocks: Fair market value $41,000.00.

Concentrations of Credit Risk

As of December 31, 2007, Mark Buciak, dba MB Financial Services has a significant investment in NASDAQ stocks.

Subsequent Events

In May of 2008, FINRA disqualified an audit performed by a non-certified Public Accountant for 2007 and an additional $1,200 in accounting fees was incurred for the 2007 audit. Since the expense was incurred in 2008 as a result of FINRA's actions, this expense is being treated as a 2008 expense and will be reflected as an expense in the second quarter of 2008.

Mark Buciak
dba MB Financial Services
Computation of Net Capital
Under Rule 15c3-1 of the Securities Exchange Commission
For Year Ended, December 31, 2007

Schedule 1

Net Capital	
Total proprietors' capital qualified for net capital	$ 49,486.16
Deductions:	
Non-allowable assets (securities)	41,000.00
Total Net Capital	$ 8,486.16

END

See accompanying notes and accountants' report.